MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

February 24, 2015

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re: SW Innovative Holdings, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed February 6, 2015
File No. 024-10427

Dear Mr. Spirgel:

This letter is being furnished on behalf of SW Innovative Holdings, Inc. (the "***Company***") in response to comments received from the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") by letter dated February 13, 2015 to Mr. Norman George, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 3 to Offering Statement on Form 1-A (File No. 024-10427) ("Amendment No. 3"), which was filed with the Commission on February 6, 2015.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers for the comments in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 4 to the Offering Statement (the "Amendment No. 4") which amendment reflects the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 4, except as otherwise noted. The filing package consists of eight (8) copies of Amendment No. 4, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Index to Financial Statements, page 34

1. Please delete "and from inception" to present the index as "Balance Sheets as of December 31, 2013 and December 31, 2012."

Response: The Company has made the requested revision. See page 34 of Amendment No. 4.

Statements of Operations, page 36
Statements of Cash Flow, page 37

2.   Since you are a development-stage company, please revise your column, "For the Period from September 3, 2003 (Inception) through December 31, 2013," to provide the financial information "For the Period from September 3, 2003 (Inception) through September 30, 2014."

Response: The Company has made the requested revision. See pages 36 and 37 of Amendment No. 4.

Statements of Changes in Stockholders' Equity (Deficit) for the Period December 31, 2012 to September 30, 2014, page 38

3.   We note your response to comment 5. As previously requested, please give retroactive effect in the balance sheet and related statements of changes in stockholders' equity (deficit) for FY 2013 and 2012 to the change of par value ($0.0001) on June 13, 2014, and disclose the change in the footnote or provide us with a reference to the accounting literature that supports your accounting.

Response: The Company is extremely reluctant to claim in a disclosure to potential investors and existing shareholders that the par value of its stock as of two dates was something different from what it clearly was as is shown in the documents on file with the Texas Secretary of State. Thus, the Company has added a footnote disclosure to show what "Paid-in capital" and "Additional paid-in capital" would have been as of those dates had the par value of its stock been changed earlier than it was. See page 47 of Amendment No. 4. The alternative is to make the change the Staff requests and footnote it to state that the disclosure is not true and that the real par value of the Company's stock as of those dates is as would then be set forth. The Company's solution seems more reasonable and less likely to confuse investors. After discussion with the Staff, it was agreed that the change in par value of the Company's common stock had no effect on the Statements of Changes in Stockholders' Equity. Therefore, no changes have been made thereto.

2. Summary of Significant Accounting Policies
Revenue Recognition, pages 41 and 53

4.   We note your response to comment 7. Generally accepted accounting principles require financial statements to be presented under the accrual basis of accounting. Please revise accordingly.



Response: After discussion with the Staff, the Company has revised the wording of the financial footnotes on Revenue Recognition to state that the Company uses the cash basis to account for revenue because the difference between using that basis and the accrual basis is insignificant, amounting to $84, $102, and $120 in 2012, 2013 and 2014, respectively. See pages 41 and 53 of Amendment No. 4.

Statements of Cash Flows, page 49

5. We note your response to our comment 11. The conversion of the debt to equity is a noncash financing activity in FY 2013 rather than an operating cash flow. As such, please revise to present the conversion as a noncash financing activity. Refer to ASC 230-10-50-3 and 230-10-50-4.

Response: The Company believes that its treatment of the conversion of a payable due to certain employees to common stock is properly presented in the Statements of Cash Flows as required by ASC 230-10-50-3 and 230-50-4. In addition, the Company has also corrected some typographical errors in those Statements. See page 49 of Amendment 4. Finally, the Company has added a note to the financial footnotes describing the issuance of stock in satisfaction of salary owed to three employees. See page 57 of Amendment No. 4.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,

Warren J. Archer

Warren J. Archer

WJA/dlp
Enclosures
cc: Ms. Emily Drazan
Mr. Robert Littlepage
Ms. Christie Wong
Mr. Norman George